United States securities and exchange commission logo





                              November 16, 2022

       Shahraab Ahmad
       Chief Executive Officer
       Atlantic Coastal Acquisition Corp. II
       6 St Johns Lane, Floor 5
       New York, NY 10013

                                                        Re: Atlantic Coastal
Acquisition Corp. II
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2021
                                                            Filed March 25,
2022
                                                            Form 10-Q for the
Quarterly Period Ended September 30, 2022
                                                            Filed November 10,
2022
                                                            File No. 001-41224

       Dear Shahraab Ahmad:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for the Fiscal Year Ended December 31, 2021

       General

   1. With a view toward disclosure, please tell us whether your sponsor is, is controlled by, or has substantial ties
with a non-U.S. person. If so, please revise your disclosure in future filings to include
disclosure that addresses how this fact could impact your ability to complete your initial
business combination. For instance, discuss the risk to investors that you may not be able to
complete an initial business combination with a U.S. target
                                                        company should the
transaction be subject to review by a U.S. government entity, such as the Committee on
Foreign Investment in the United States (CFIUS), or ultimately prohibited. Disclose
that as a result, the pool of potential targets with which you could complete an initial
business combination may be limited. Further, disclose that the time necessary for
government review of the transaction or a decision to prohibit the
 Shahraab Ahmad
Atlantic Coastal Acquisition Corp. II
November 16, 2022
Page 2
         transaction could prevent you from completing an initial business combination and require you to liquidate. Disclose the consequences of liquidation to investors, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and the warrants, which would expire worthless. Please include an example of your intended disclosure in your response.
Form 10-Q for the Quarterly Period Ended September 30, 2022

Notes to Condensed Financial Statements
Note 7. Stockholders' (Deficit) Equity
Warrants, page 15

2. We note you have classified the 13,850,000 private placements warrants as equity. Please provide us with your analysis under ASC 815-40 to support your accounting treatment for these warrants. As part of your analysis, please address whether there are any terms or provisions in the warrant agreement that provide for potential changes to the settlement amounts that are dependent upon the characteristics of the holder of the warrant, and if so, how you analyzed those provisions in accordance with the guidance in ASC 815-40. Your response should address, but not be limited to, your disclosure that "[i]f the Private
         Placement Warrants are held by someone other than the initial purchasers or their permitted transferees, the Private Placement Warrants will be redeemable by the Company and exercisable by such holders on the same basis as the Public Warrants."
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Babette Cooper at 202-551-3396 or Jennifer Monick at 202-551-3295
with any questions.



FirstName LastNameShahraab Ahmad                               Sincerely,
Comapany NameAtlantic Coastal Acquisition Corp. II
                                                               Division of
Corporation Finance
November 16, 2022 Page 2                                       Office of Real
Estate & Construction
FirstName LastName